Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following blog post was posted on Comcast’s website:

MORE SUPPORT POURS IN FOR COMCAST TIME WARNER CABLE TRANSACTION
By David L. Cohen, Executive Vice President and Chief Diversity Officer

Yesterday was the deadline for initial comments to be filed at the FCC in the Commission’s consideration of the proposed Comcast and Time Warner Cable transaction, and related Charter divestitures, and comments poured in right up to the deadline late last night. We continue to be gratified by the wide variety of support the transaction is garnering – at last count, almost 400 substantive supportive comments have been filed. They’ve come from a wide range of supporters, including business development and community organizations, diversity groups, advertisers, programmers, schools and universities, policy makers, and other prominent individuals.

We’re pleased that nearly 70 mayors and over 60 other state and local officials have put their support on the record. These state and local elected officials represent communities across the country, from New York to California, urban and rural states and districts, Comcast and Time Warner Cable areas, and many diverse populations, and they have a unique perspective on the needs of their localities and constituents and on the significant positive impact that this transaction will have on their communities.

We’re proud to have the support of Chicago Mayor Rahm Emanuel, who praised Comcast’s acclaimed Internet Essentials program and the increased investment and faster Internet speeds that the transaction will bring in his letter. The support of mayors like Mayor Emanuel and other local officials underscores the powerful benefits of this transaction for their cities, constituents, and customers – and the impact that the enhanced scale, investment, and innovation of Comcast will have on their local communities.

We’re also pleased to have the support of more than 80 chambers of commerce and business organizations across the country – representing Austin, Denver, Georgia, Los Angeles, New Hampshire, Palm Beach County, Philadelphia, San Francisco, South Carolina, Virginia, and Washington, DC – and national minority business organizations such as Latinos in Information Sciences and Technology Association, National Puerto Rican Chamber of Commerce, and U.S. Pan Asian American Chamber of Commerce Education Foundation, all of which praise Comcast’s commitment to innovation and the benefits of the transaction for businesses of all sizes.

Companies such as Cisco and TiVo support the transaction because of Comcast’s long history and dedication to partnering to bring best-in-class products and services to customers. Start-ups like Makers Row, Nextdoor, Quantifind, Shuddle, Inc., SundaySky, and Versa cite Comcast’s commitment to supporting new and innovative businesses.

Additional national diversity organizations have filed in support of the transaction, including 100 Black Men of America, Inc., ASPIRA, Cuban National Council, Inc., The Latino Coalition, MANA, National Coalition on Black Civic Participation, National Council of Negro Women, SALDEF, and WWAAC Alliance Foundation. In its filing, ASPIRA noted the significant benefits that the transaction will bring to low-income Latino youth and families, specifically “the expansion of the Internet Essentials program to the Time Warner footprint, and the deployment of the fastest and most advanced networks in the country to these states.”

A substantial and diverse group of additional programmers have weighed in as well, including BabyFirst Americas, Berks Community Television, Cape Cod Community Media Center, Condista, Crossings TV, El Rey, Hallmark, New England Sports Network (NESN), Outside TV, Ovation, Reelz, Television Korea 24, Inc., and UnionTV34. By way of example, Ovation noted that the transaction will lead to a robust video experience for more Americans and applauded Comcast’s commitment to launching independent networks and minority-owned channels. In addition, Television Korea 24, Inc. applauded Comcast’s commitment to distribution of diverse programming. In total, more than 10 independent programmers have expressed support for the transaction in comments at the FCC.

As expected, a number of parties have filed opposition comments. We had already anticipated and responded to virtually all of the arguments raised in these filings. Importantly, none of the commenters really takes issue with the positive benefits that Comcast, Time Warner Cable, and Charter have identified for the transaction. And the numerous supporters of the transaction serve to effectively rebut most of the assertions of the objectors. We continue to be struck by the number of comments that raise industry-wide rather than transaction-specific issues, as well as the commenters who are seeking to use the transaction-review process to seek government support for parochial business interests that they could not otherwise achieve through other regulatory proceedings or in the competitive marketplace.

Importantly, the record includes comments from more than 20 respected economists and scholars rebutting the consolidation arguments put forward by the opponents to the transaction and supporting the competition analysis set forth in our Public Interest Statement.

A full review of the comments filed up to yesterday reveals a consensus that this transaction will allow us to bring more investment and technology and new services – such as faster Internet speeds, a more reliable and more secure network, net neutrality protection, low-cost Internet access, and programming diversity – to more American homes and businesses. We are extremely grateful for the support we have received and look forward to our September reply comments, where we’ll be addressing the legitimate concerns raised by participants in the process and further detailing the numerous pro-consumer, pro-competitive benefits of this proposed transaction.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on August 25, 2014, Comcast filed with the Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.